Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated January 29, 2015

Registration No. 333-200620

Supplementing the Preliminary

Prospectus Supplement dated January 28, 2015

and Prospectus dated November 26, 2014

Select Income REIT

PRICING TERM SHEET

Issuer:	Select Income REIT

Expected Ratings (Moody’s/S&P):	Baa2 (stable)/BBB- (stable) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Security:	2.85% Senior Notes due 2018 (the “2018 Notes”) 3.60% Senior Notes due 2020 (the “2020 Notes”) 4.15% Senior Notes due 2022 (the “2022 Notes”) 4.50% Senior Notes due 2025 (the “2025 Notes”)

Principal Amount:	2018 Notes: $350,000,000 2020 Notes: $400,000,000 2022 Notes: $300,000,000 2025 Notes: $400,000,000

Trade Date:	January 29, 2015

Settlement Date:	February 3, 2015 (T+3)

Maturity Date:	2018 Notes: February 1, 2018 2020 Notes: February 1, 2020 2022 Notes: February 1, 2022 2025 Notes: February 1, 2025

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2015

Benchmark Treasury:

2018 Notes: 0.875% U.S. Treasury due January 15, 2018

2020 Notes: 1.625% U.S. Treasury due December 31, 2019

2022 Notes: 2.125% U.S. Treasury due December 31, 2021

2025 Notes: 2.250% U.S. Treasury due November 15, 2024

Benchmark Treasury Price / Yield:	2018 Notes: 100-3 ¾ / 0.835% 2020 Notes: 101-21 ¼ / 1.275% 2022 Notes: 103-22 / 1.560% 2025 Notes: 104-14 / 1.755%

Spread to Benchmark Treasury:	2018 Notes: + 215 basis points 2020 Notes: + 250 basis points 2022 Notes: + 280 basis points 2025 Notes: + 300 basis points

Yield to Maturity:	2018 Notes: 2.985% 2020 Notes: 3.775% 2022 Notes: 4.360% 2025 Notes: 4.755%

Coupon (Interest Rate):

2018 Notes: 2.85% per annum, accruing from February 3, 2015

2020 Notes: 3.60% per annum, accruing from February 3, 2015

2022 Notes: 4.15% per annum, accruing from February 3, 2015

2025 Notes: 4.50% per annum, accruing from February 3, 2015

Price to Public:

2018 Notes: 99.616% of principal amount, plus accrued interest from February 3, 2015

2020 Notes: 99.210% of principal amount, plus accrued interest from February 3, 2015

2022 Notes: 98.746% of principal amount, plus accrued interest from February 3, 2015

2025 Notes: 97.990% of principal amount, plus accrued interest from February 3, 2015

Use of Proceeds:

The Issuer intends to use the net proceeds from this offering to repay the $1.0 billion of borrowings outstanding under its bridge loan facility and to reduce borrowings outstanding under its revolving credit facility, both of which were used to fund, in part, its acquisition of Cole Corporate Income Trust, Inc. The Issuer’s revolving credit facility matures on March 29, 2019 (subject to potential extension to March 29, 2020 upon payment of a fee and meeting certain other conditions) and bears interest at LIBOR plus 105 basis points (subject to adjustment based on changes to its credit ratings). Upon completion of the CCIT acquisition, the Issuer had $597 million outstanding under its revolving credit facility.

Redemption Provision:

Redemption at the Option of the Issuer

2018 Notes: Make-whole call at any time based on U.S. Treasury plus 35 basis points. If the 2018 Notes are redeemed on or after January 1, 2018 (one month prior to the stated maturity of the 2018 Notes), the make-whole amount will be zero.

2020 Notes: Make-whole call at any time based on U.S. Treasury plus 40 basis points. If the 2020 Notes are redeemed on or after January 1, 2020 (one month prior to the stated maturity of the 2020 Notes), the make-whole amount will be zero.

2022 Notes: Make-whole call at any time based on U.S. Treasury plus 45 basis points. If the 2022 Notes are redeemed on or after December 1, 2021 (two months prior to the stated maturity of the 2022 Notes), the make-whole amount will be zero.

2025 Notes: Make-whole call at any time based on U.S. Treasury plus 45 basis points. If the 2025 Notes are redeemed on or after November 1, 2024 (three months prior to the stated maturity of the 2025 Notes), the make-whole amount will be zero.

Special Mandatory Redemption

The CCIT Acquisition and Healthcare Properties Sale closed on January 29, 2015. Therefore, the Special Mandatory Redemption provision does not apply.

Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

CUSIP / ISIN:	2018 Notes: 81618T AA8 / US81618TAA88 2020 Notes: 81618T AB6 / US81618TAB61 2022 Notes: 81618T AD2 / US81618TAD28 2025 Notes: 81618T AC4 / US81618TAC45

Pro Forma Ratio of Earnings to Fixed Charges[1]:	Nine Months Ended September 30, 2014	Year Ended December 31, 2013
	2.20x	1.93x

Joint Book-Running Managers:	Citigroup Global Markets Inc. Jefferies LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC

Conflicts of Interest:

Affiliates of certain of the underwriters are lenders under the bridge loan facility. Therefore, these affiliates will receive pro rata portions of the net proceeds from this offering used to repay borrowings under the bridge loan. Additionally, affiliates of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC and UBS Securities LLC are lenders under the Issuer’s revolving credit facility and will receive pro rata portions of the net proceeds from this offering used to reduce borrowings outstanding thereunder.

1 Calculated based on the interest rate and other assumptions set forth in the “Unaudited Pro Forma Condensed Consolidated Financial Statements” included in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 28, 2015, adjusted to give effect to the issuance of $1.45 billion principal amount of notes and the application of the net proceeds as described above under “Use of Proceeds.”

The issuer has filed a registration statement (including a prospectus dated November 26, 2014 and a preliminary prospectus supplement dated January 28, 2015) with the SEC for the offering to which this communication relates. The information in this Pricing Term Sheet supplements the preliminary prospectus and supersedes the information in the preliminary prospectus to the extent it is inconsistent with the information in the preliminary prospectus. Financial information presented in, or incorporated by reference into, the preliminary prospectus is deemed to have changed to the extent affected by the changes described herein. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 800-831-9146, Jefferies LLC toll-free at 877-547-6340, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 800-294-1322, Morgan Stanley & Co. LLC toll-free at 866-718-1649, RBC Capital Markets, LLC toll-free at 866-375-6829 or UBS Securities LLC toll-free at 877-827-6444, ext. 561 3884.